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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (CHECK ONE)
     ( ) FORM 10-K ( ) FORM 11-K ( ) FORM 20-F (X) FORM 10-Q ( ) FORM N-SAR

                      FOR PERIOD ENDED - SEPTEMBER 30, 2000

                         COMMISSION FILE NUMBER 0-26096

PART 1 - REGISTRANT INFORMATION

                             THE UNIMARK GROUP, INC.

                            (FULL NAME OF REGISTRANT)

                                       N/A

                           (FORMER NAME IF APPLICABLE)

                                124 MCMAKIN ROAD

                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                            BARTONVILLE, TEXAS 76226

                           (CITY, STATE AND ZIP CODE)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

SEE ATTACHMENT A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         David E. Ziegler     (817)                       491-2992
         ----------------     -----                       --------
             (Name)         (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          (X) Yes  ( ) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          (X) Yes  ( ) No

SEE ATTACHMENT A

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                             The UniMark Group, Inc.

                  (Name or Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 14, 2000       By: /s/ David E. Ziegler

                                    Name:  David E. Ziegler
                                    Title: Chief Financial Officer

                                ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).


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                              ATTACHMENT "A"
                              TO FORM 12B-25

On August 31, 2000 The UniMark Group, Inc. (the "Company") completed the sale to Del Monte Company (NYSE: DLM), of the rights to its Sunfresh(R) brand, its McAllen Texas distribution center including certain inventory, other intellectual property and property and equipment associated with the Sunfresh(R) brand for $14.5 million in cash, subject to adjustment for inventory levels. The Company is still analyzing the impact of this transaction on its consolidated financial position and results of operations. As a result, the Company has been unable to compile all the information needed to be reflected in the September 30, 2000 Form 10-Q in a timely manner without unreasonable effort or expense.

Currently, the Company believes that because of the gain resulting from the Del Monte transaction and a nonrecurring gain resulting from a Mexican tax refund, results of operations for the three months ended September 30, 2000 are anticipated to be more favorable than the net loss for the three months ended September 30, 1999.

The Company currently anticipates the filing of its quarterly report on Form 10-Q to occur no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25.


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The information above contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "estimates", "will", "should", "plans", or "anticipates" or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. Although the Company estimates that it will report net income based upon the financial information available to it, there can be no assurances that accounting adjustments for valuation allowances for receivables, inventory, deposits or plant and equipment, foreign taxes or currency translation losses would adversely impact the Company's current estimate.